SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
UBID.COM HOLDINGS, INC.
(Name Of Subject Company (Issuer))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903468 10 6
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey D. Hoffman
President and Chief Executive Officer
uBid.com Holdings, Inc.
8725 W. Higgins Road, Suite 900
Chicago, Illinois 60631
(773) 272-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With copies to:

Miguel A. Martinez, Jr. Chief Financial Officer uBid.com Holdings, Inc. 8725 W. Higgins Road, Suite 900 Chicago, Illinois 60631 (773) 272-5000	Thomas Steichen, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7338

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$491,050	$19.30

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 805,000 shares of common stock of uBid.com Holdings, Inc. that had an average high and low bid price of $0.61 on February 15, 2008.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $39.30 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
Offer to Exchange
Form of Letter of Transmittal
Form of Notice to Withdrawal
Tax Payment Election Form
Form of E-mail from Chief Executive Officer to Eligible Employees
Form of Individual Statement of Options
Form of Restricted Stock Agreement

i

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated February 19, 2008 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is uBid.com Holdings, Inc., a Delaware corporation (the “Company” or “uBid”). The Company’s principal executive office is located at 8725 W. Higgins Road, Suite 900, Chicago, Illinois 60631, and its telephone number is (773) 272-5000. The information in the Offer to Exchange under Section 10 (“Information Concerning uBid.com Holdings, Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible option holders to exchange certain outstanding eligible options to purchase shares of uBid’s common stock, par value $0.001 per share (“Common Stock”), that were originally granted under the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) which provides for options to purchase common stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as “Restricted Stock Rights”) that will be granted under the 2005 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of February 19, 2008, options to purchase approximately 805,000 shares of uBid’s common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, uBid.com Holdings, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix B to the Offer to Exchange (“Information about the Executive Officers of uBid.com Holdings, Inc.”) is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”), Section 12 (“Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Federal Income Tax Consequences”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. The information in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The 2005 Plan filed as Exhibit (d)(1) and the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (d)(2) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning uBid.com Holdings, Inc.”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Appendix B (“Information About the Executive Officers of uBid.com Holdings, Inc.”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning uBid.com Holdings, Inc.”) and Section 18 (“Additional Information”), in uBid’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007, and the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning uBid.com Holdings, Inc.”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated February 19, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Tax Payment Election Form.
(a)(1)(E)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated February 19, 2008, regarding “Announcement of Option Exchange Offer.”
(a)(1)(F)	Form of Individual Statement of Options.
(a)(1)(G)	uBid.com Holdings, Inc. 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005).
(a)(1)(H)	Form of Restricted Stock Agreement under Ubid.com Holdings, Inc. 2005 Equity Incentive Plan.
(a)(1)(I)
uBid.com Holdings, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007, which is incorporated herein by reference.

(a)(1)(J)
uBid.com Holdings, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, which is incorporated herein by reference.

EXHIBIT	DESCRIPTION OF EXHIBIT
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	uBid.com Holdings, Inc. 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005).
(d)(2)	Form of Restricted Stock Agreement under uBid.com Holdings, Inc. 2005 Equity Incentive Plan (see Exhibit (a)(1)(H) above).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBID.COM HOLDINGS, INC.

By /s/ Jeffrey D. Hoffman
Jeffrey D. Hoffman
Chief Executive Officer

Dated: February 19, 2008

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated February 19, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Tax Payment Election Form
(a)(1)(E)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated February 19, 2008, regarding “Announcement of Option Exchange Offer.”
(a)(1)(F)	Form of Individual Statement of Options.
(a)(1)(G)	uBid.com Holdings, Inc. 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005).
(a)(1)(H)	Form of Restricted Stock Agreement under uBid.com Holdings, Inc. 2005 Equity Incentive Plan.
(a)(1)(I)
uBid.com Holdings, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007, which is incorporated herein by reference.

(a)(1)(J)
uBid.com Holdings, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, which is incorporated herein by reference.

(b)	Not applicable.
(c)	Not applicable.
(d)(1)
uBid.com Holdings, Inc. 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 ).

(d)(2)	Form of Restricted Stock Agreement under uBid.com Holdings, Inc. 2005 Equity Incentive Plan (see Exhibit (a)(1)(H) above).
(g)	Not applicable.
(h)	Not applicable.